May 6, 2005

Daniel S. Laikin
Chief Executive Officer
10850 Wilshire Boulevard, Suite 1000
Los Angeles, CA 90024

Re:	National Lampoon, Inc.
 	Registration Statement on Form SB-2
 	File No. 333-123238

Dear Mr. Laikin:

      We have reviewed your filing, except for the financial statements, and have the following comments. Where indicated, we think you should revise your document in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page
1. We note in the fee registration table that you intend to register the common stock which may be purchased by the underwriters to cover over-allotments. We also note that you intend to register the warrants being issued to underwriters as additional compensation as well as the common stock underlying these warrants. However, we also note on page 4 that the amount of common stock outstanding after the offering does not include the shares of common stock reserved for issuance upon the exercise by the underwriters of the over-allotment option or the shares of common stock reserved for issuance upon exercise of the underwriter`s warrant. We also note your discussion in the underwriting section that you expect to register the common stock underlying the underwriters` warrants at some point in the future. Please revise to clarify this discrepancy or advise why no revision is necessary.

Prospectus Cover Page
2. We note you applied to list your common stock on the American Stock Exchange and on the Pacific Stock Exchange and plan to be so listed concurrently on one of these exchanges with the effectiveness of this offering. However, we also note in the risk factor on page
16 that you will have submitted applications to list the common stock offered by this prospectus to the American Stock Exchange and to the
Pacific Stock Exchange as of the effective date of this offering. You also include the risk that there can be no assurance that your securities will be accepted for listing on one or both of these exchanges. Since it does not appear your application will be approved upon the effectiveness of this offering, please remove this forward-looking information from the cover page or advise why this information should not be viewed as forward-looking.

Inside Front and Outside Back Cover Pages of Prospectus
3. Provide the disclosure required by Item 502 of Regulation S-B.
4. Remove from the back cover page of the prospectus the inference that information in this prospectus may be incorporated by reference.
Information cannot be incorporated by reference into this prospectus.

Summary, page 1
5. Please disclose your auditor`s note in its annual report that there is substantial doubt regarding your ability to continue as a going concern and briefly explain the reasons behind the auditor`s note.

Motion Picture and Television Programming, page 1
6. Please explain your statement that you "produce" motion pictures and made for television movies and programs. It appears from your disclosure in the Business section that the extent of your involvement in recent motion pictures has been licensing the National
Lampoon name. Revise to clarify the business activities you are currently involved in for motion pictures and television programming, other than National Lampoon Networks, here and other appropriate sections in the prospectus.

Home Entertainment, page 1
7. We note your partnership with unrelated third parties to produce and distribute several new titles in 2005. Please identify the names of the unrelated third parties, if material. In addition, please revise to clarify your specific role in the partnership.


Our Revenue Sources, page 2
8. Please quantify the percentage each of the seven sources of revenue you list contributes to your overall revenue, to the extent practicable. If some sources make little or no contribution, please state this. Make similar revisions to the MD&A section.
9. Disclose in this section your operating revenue and losses for each reporting business segment for the most recent fiscal year and interim period.

Strategic Objectives, page 3
10. Please balance your disclosure concerning your strategic objectives with a brief discussion of the risks involved with implementing these plans. In addition, explain here or in the MD&A section the steps you have or plan to take to achieve these objectives, to the extent practicable.

Risk Factors, page 8
We have incurred losses in the past and losses may continue..., page
8
11. We note your disclosure concerning your losses for the fiscal year 2004 and first quarter of 2005. Update this disclosure to include your second quarter 2005 losses. Also, consider disclosing the company`s longstanding unprofitability and state the last quarter/year you turned a profit.

We may be unable to meet our future capital requirements..., page
8
12. Please revise to briefly explain here and provide more detail in your MD&A section how you expect to rely on "anticipated cash flow from operations" to meet your working capital and capital expenditure requirements in the coming 24 months. We note on page 34 that your operations have been characterized by ongoing capital shortages caused by expenditures related to the initiation of several new business activities. We also note from the statement of cash flows that you have not had positive cash flows from operations for at least the past three years. Please revise accordingly.
13. In addition, please consider disclosing your burn rate.

We depend on a small number of relationships for most of our revenues, page 10
14. We note you expect to depend on a relatively small number of relationships for a majority of your revenue in the near term. Please file all material contracts as exhibits to this registration statement in accordance with Item 601(b)(10) of Regulation S-B. In this regard, we note your significant relationships with Warner Bros., The Trouble With Frank, and AMC Entertainment Inc.

If a significant amount of comedic content..., page 12
15. We note that much of your content is provided by third parties at minimal or no charge. In addition, we also note that you or your subsidiary have no long-term contracts with your content providers.
Amplify these business arrangements, including the reasons for such arrangements, in the Business section.

Management`s Discussion and Analysis, page 27
Overview, page 27
16. Explain the basis for your statement that "[w]e believe that the
National Lampoon brand is one of the strongest brands in media."
We
note your statement on page 42 that you do not represent a significant presence in the entertainment industry.

Six Months Ended January 31, 2005..., page 30
17. Consider revising your disclosure under separate subheadings to help the investor clearly understand the revenues and costs associated with each of your business segments.
18. Revise to explain the reason for the "decreased activity in the production of National Lampoon Network programming" for the six months ended January 31, 2005. For example, please explain the factors that led to a 62% decrease in costs associated with production revenue compared to the similar 2004 period. To the extent you are winding down your NLN programming business, you should disclose that clearly here, and make necessary revisions deemphasizing this line of business in other parts of the document.

Liquidity and Capital Resources, page 33
19. We note you list trademark income, advertising and sponsorship revenues as principal sources of working capital. However, we also note in your statement of cash flows that you currently have a negative cash flow from operations. Please revise to clarify this discrepancy or advise why no revision is necessary.

Business, page 38
Motion Picture and Feature Film, page 39
20. We note that you describe a variety of fee and profit arrangements you have with production companies. To the extent material, please quantify or show as a percentage the number of arrangements you currently have by fee and/or profit type.

Television Production, page 40
21. Please explain what a "first-look" agreement is.

Intellectual Property, page 42
22. Given the importance of the National Lampoon mark, provide additional detail regarding the terms of your contract with Harvard
Lampoon, Inc., who actually owns the National Lampoon trademark, and the protection afforded by trademarks in general.
Legal Proceedings page 43
23. Disclose the amount of the Trustin Howard claim. Refer to Item
103 of Regulation S-B.

Management, page 44
General
24. Please disclose the material terms of James P. Jimirro`s employment agreement, including the contingent liabilities that you are currently obligated to provide to Mr. Jimirro under this agreement. In the appropriate section, please disclose the material terms of the termination of security agreement dated January 28,
2005
between Mr. Jimirro and your company.

Business Experience, page 45
25. Delete the references to "OTCBB: OBDE," "NYSE: AGI" and
"NASDAQ:
RENT."
26. Please disclose the dates of employment for Richard Irvine.

Executive Compensation, page 47
27. We note Mr. Jimirro has retired as your Chief Executive Officer although he still acts as Chairman of your board of directors. However, we also note on page 51, it appears you classify Mr. Jimirro`s retirement as a "termination" and that you have paid Mr. Jimirro "severance" compensation. Please revise to clarify the nature of Mr. Jimirro`s separation from service or advise why no revision is necessary. In addition, consider disclosing the reasons for James P. Jimirro`s retirement as CEO while maintaining his chairman role.

Selling Stockholder, page 53
28. Disclose that the selling stockholder may be deemed an underwriter.

Security Ownership of Certain Beneficial Owners, page 53
29. Please consider separating the security ownership of your common stock, Series B Convertible Preferred Stock and Series C Convertible
Preferred Stock into three separate tables in order to help reduce the length of your disclosure in Footnote 2.
30. We note that Christopher R. Williams owns 1.08% of your common stock. However, it appear on page 52 that Mr. Williams is an owner of more than 5% of your common stock. Please revise to clarify this discrepancy or advise why no revision is necessary.

Description of our Securities, page 56
31. Consider disclosing whether any of your common stock outstanding is restricted.
32. We note that the holders of the Series C Preferred Stock are entitled to be paid before any payment is made to the holders of your common stock or your Series B Preferred Stock. Please add this risk to your Risk Factor section where appropriate.

Underwriting, page 61
33. We note your disclosure in the first paragraph that the underwriters must buy all of the common stock if they buy any of it.
We also note that, on the prospectus cover page, you describe this offering as a firm commitment offering. Reconcile these statements in this section and disclose additional terms of the underwriting agreement as necessary.
34. We note your disclosure that the underwriters will have the right to designate one member of the board for a year after the effective date of this offering. Reconcile this with your previous disclosure in the Election of Directors section on page 40 that during the term of the "Voting Agreement," which will still be in place until 13 months from January 25, 2005, Mr. Jimirro is entitled to nominate three directors and Mr. Laikin is entitled to nominate three directors, while the seventh member of the board must be mutually nominated by Mr. Jimirro and Mr. Laikin.

Where You Can Find Further Information, page 64
35. We note your statements contained that the contents of any contract or any other document are not necessarily complete and are qualified in all respects by reference to the actual contents of the contract or other documents. You may refer readers to the related documents for a more complete reading or understanding, but should not infer that the prospectus does not contain all material information from those documents, even if summarized, or that the statements made in the prospectus are in any way inaccurate. Please revise accordingly.
36. Supplementally explain the nature of "certain items of which are omitted in accordance with the rules and regulations of the Commission." The prospectus should contain all material information.
Please revise to clarify this point here.

Item 26.  Recent Sales of Unregistered Securities, page II-2
37. We note that you issued 12,770 shares of common stock on March 23, 2005, approximately two weeks after filing this registration statement. Conducting a private offering of common stock while you have a registration statement on file with the Commission may call into question the 4(2) exemption upon which you appear to be relying.
Please provide your legal analysis as to why you believe the 4(2) exemption was available for your issuance of common stock while you were in registration. Your analysis should address general solicitation.
38. We note that you issued shares of common stock to Dan Sarnoff, Sara Rutenberg and Sally Stewart as compensation for services rendered. Please expand your disclosure to explain the nature of these services. In addition, supplementally explain why Dan Sarnoff and Sally Stewart would have "insider status."

Item 28. Undertakings
39. We note that you have included the undertakings for registering securities under Rule 415. If any of the securities are being registered pursuant to Rule 415, please indicate this on the outside cover page of the prospectus.

Signatures
40. Include the signature of your controller or principal accounting officer. See Instructions to Signatures on Form SB-2.

Closing

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Mathew C. Bazley at (202) 551-3382, or me, at
(202) 551-3348 with questions.

Sincerely,


									Jennifer G. Williams
									Special Counsel


cc:	Via Facsimile: (310) 208-1154
      Mary Ann Sapone
      Richardson & Patel LLP
      10900 Wilshire Boulevard, Suite 500
      Los Angeles, CA 90024

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402
   DIVISION OF
CORPORATION FINANCE